EXHIBIT 4
13455 Noel Road, Suite 800
Two Galleria Tower
Dallas, TX 75240
January 9, 2007
Via E-mail
Board of Directors
Delphi Corporation
5725 Delphi Drive
Troy, Michigan 48098
Gentlemen:
     We wanted to take this opportunity to inform you of the actions that Highland Capital Management, L.P. (“Highland Capital”) has been taking, on behalf of itself and certain of its affiliates and related entities, in furtherance of and with respect to that certain binding proposal and commitment (the “Proposal”) for a purchase of common equity to Delphi Corporation (“Delphi”) and certain of its United States subsidiaries and affiliates (collectively, the "Company”) that are Chapter 11 Debtors in Possession in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) as set forth in the binding Proposal and Commitment Letter for up to $4.7 Billion Common Equity Commitment, dated as of December 21, 2006 (the “Commitment Letter”).
     As stated in the Commitment Letter, we believe the Proposal provides a superior alternative to the proposal (the “Appaloosa/Cerberus Proposal”) made by Appaloosa Management, L.P., Cerberus Capital Management, L.P., Harbinger Capital Partners Master Fund I, Ltd., Merrill Lynch & Co. and UBS Securities, LLC. and supported by Delphi. We believe the Proposal is in the best interests of the Company and its various creditors, stockholders and other parties in interest, including, most importantly, its common stockholders. The deficiencies in the Appaloosa/Cerberus Proposal were highlighted in our Commitment Letter and have been further highlighted by the objections to the Appaloosa/Cerberus Proposal filed with the Bankruptcy Court by numerous parties in interest. We believe the Proposal sets forth a transaction that should be seriously considered by the Board of Directors and its financial advisors and that actions should be implemented by the Company in order to make sure this Proposal is not only approved by the Board of Directors but implemented.
     Although we have expended tremendous efforts in a very short time period, we believe the responses we have received from the Company and its representatives to date have been less than receptive for the Company to be able to properly consider our Proposal. In particular, for the past ten days, we have attempted to enter into a fair and reasonable confidentiality and nondisclosure agreement, but the Company’s management and legal counsel have insisted upon the inclusion of standstill provisions that we believe are inappropriate given the nature of the Proposal and the on-going proceedings in the Bankruptcy Court. Although we have been able to agree upon the necessary confidentiality provisions, the standstill provisions being proposed by the Company and its legal counsel would mean that Highland Capital would have to stop the steps that it has begun to take in furtherance of the Proposal and significantly delay, if not prevent, Highland Capital from being able to consummate the Proposal. We have even delivered an executed confidentiality agreement in a form that we believe is fair and reasonable to the Company in an attempt to move the process forward and will be sending another revised draft of the confidentiality agreement to the Company’s legal counsel (in response to a draft we received late last night) today that we believe will more accurately reflect the agreements reached by the Company and Highland Capital on Sunday, January 7, 2007. Additionally, in furtherance of our Proposal, please also note that our counsel today is providing drafts of the Equity Purchase and Commitment Agreement and the Plan Framework and Support Agreement to the Company and its counsel. We believe these agreements demonstrate the superior nature of the Proposal and our commitment to proceed expeditiously to definitive documentation.
     In order to proceed expeditiously and efficiently with respect to our Proposal, we have hired Loughlin Meghji & Company as a consulting financial advisor. Additionally, we promptly delivered legal, financial and insurance due diligence request lists on Friday, January 5, 2007 to the Company and its counsel and stated in writing our willingness and ability (starting this weekend) to complete such due diligence within sixty (60) days of the date that the Company first makes the information available to us. Further, we have already begun discussions with automotive industry and union experts that could serve as a liaison with both General Motors Corporation and the unions. With the appropriate level of cooperation from the Company and its management, we are ready, willing and able to consummate the Proposal expeditiously and within the Company’s timetable and the same timetable as the Appaloosa/Cerberus Proposal (given their unilateral due diligence out), although we can not proceed without a confidentiality agreement. We hope that our recent actions demonstrate our continued commitment to the Proposal and respectfully request that the Board instruct the Company and its management to cooperate with us (starting with the execution of an appropriate confidentiality agreement) in order to ensure that the Board has the opportunity to consider fully and discuss both proposals with its advisors before proceeding with a transaction that is not in the best interests of all stakeholders of the Company.
     There have been suggestions made by the Company and its counsel that the Proposal is not executable. Again, Highland Capital does not agree with this assessment and has addressed each concern when raised. With respect to new concerns that were just raised in an e-mail message to our counsel on Monday, January 8, 2007, Company counsel indicated that you are interested in evaluating Highland Capital’s involvement in (i) certain disputes with General Motors Corporation (“GM”) regarding Amcast Industrial Corporation (“Amcast”), (ii) certain disputes with the former board of directors of Motient Corporation (“Motient”), and (iii) various lawsuits cited by Motient involving Highland Capital and/or James D. Dondero and third parties. We cannot understand what these concerns have to do with our Proposal. Instead, we believe these types of questions inappropriately shift the focus away from the deficiencies of the Appaloosa/Cerberus Proposal when compared to the Proposal. However, we provide the following additional information with respect to this request to address these concerns. Please note that we cannot reveal all of the specific details of each, as many of the matters are ongoing. Additionally, the information we are providing you with in regards to these matters is highly confidential, and we ask that you not share it with any other parties (other than your legal advisors and management) without our prior written consent.
     GM and Amcast
     The current pending disputes between Amcast, GM and Highland Capital are unrelated and do not impose any risk with regard to the Proposal made by Highland Capital to Delphi. There is no connection whatsoever between Highland Capital’s involvement in Amcast and Highland Capital’s involvement in Delphi. Highland Capital’s disputes with GM arose from a fact intensive situation involving a commercial dispute between Amcast and GM. Following two unilateral price reductions by GM, the board of directors of Amcast reached the conclusion that it could not continue to provide product to GM at a loss. Amcast made numerous attempts to negotiate fair pricing or other offsets without success. As a result, Amcast was ultimately forced into liquidation.
     Certain investment funds managed by Highland Capital became the largest shareholders in Amcast when it emerged from chapter 11 on August 2, 2005, pursuant to a plan of reorganization confirmed by the Ohio bankruptcy court. The plan of reorganization reduced Amcast’s prepetition secured debt from approximately $108 million to $54 million and, in return for this meaningful concession provided by the bank group, funds managed by Highland Capital and other lenders received one-hundred percent of the equity in a reorganized Amcast.
     Highland Capital devoted substantial time and resources to providing guidance and advice to Amcast’s senior management team on such issues as fixing Amcast’s remaining cost structure deficiencies, as well as growing Amcast’s business relationship with GM and other OEM’s. Unfortunately, Amcast never had a chance to regain profitability. Amcast experienced further difficulty within only days of emerging from chapter 11 due to the fact that GM, despite having assured Amcast that it could bid on future business upon emerging from chapter 11 and GM would agree to certain price increases, immediately (i) sought price reductions that forced Amcast to sell products below cost; (ii) insisted upon increased volumes with regard to unprofitable programs; (iii) delayed the launch of a profitable program that was going to provide a big part of Amcast’s EBITDA for 2006 and 2007, as set forth in the disclosure statement filed with the Ohio bankruptcy court; and (iv) told Amcast that GM would not be a “good” customer for Amcast and that Amcast would not be able to bid on future business, prior to demanding that Amcast train the foreign manufacturers that GM planned to use to replace Amcast because such manufacturers did not have satisfactory quality runs. It was evident to Amcast that GM did not have any long term plans for Amcast.
     Amcast attended several face to face meetings with GM to discuss Amcast’s cost structure, to gain pricing concessions from GM on current programs and to discuss future business to sustain Amcast. These meetings were unproductive. As a result, Amcast was forced to take drastic, but commercially reasonable steps to liquidate on the most favorable terms possible for Amcast and its stakeholders. Amcast had no choice but to file for chapter 11 again on December 1, 2005 in Indianapolis, Indiana. As part of its rights as a debtor-in-possession, Amcast declined to ship product to GM unless the pre-petition contract prices were increased to provide for a reasonable profit to Amcast and its stakeholders. The Indiana bankruptcy court entered an order on December 21, 2005 in which it ordered GM to pay the increased prices through June 30, 2006. GM did not appeal the order, but preserved its rights to seek a price reduction for any product shipped after April 1, 2006.
     GM never experienced an interruption in its supply chain as a result of Amcast’s liquidation. GM was able to transition its products to replacement suppliers without any interruption due in large part to the cooperation provided by Amcast. Amcast even provided critical inventory banks for parts that GM was not ready to transition to replacement suppliers by June 30, 2006. Despite this, GM initiated, and continues to prosecute, what we believe is, unwarranted litigation against the lenders (including Highland Capital) for: (i) recharacterization of the secured debt that was specifically blessed and recognized by the Ohio bankruptcy court, (ii) equitable subordination, and (iii) tortious interference with the purchase orders between GM and Amcast.
     Highland Capital believes it acted appropriately in all respects with regard to Amcast and has vigorously defended GM’s claims thus far. Highland Capital also believes that none of the Amcast-related matters will affect the consummation of the Proposal.

     Motient
     Highland Capital through certain of its affiliates and related entities (collectively, the "Highland Parties”) began acquiring Motient’s securities in 1998 prior to Motient’s emergence from chapter 11. Eventually, these Highland Parties beneficially owned approximately 9,024,326 shares of Motient common stock, representing approximately 14.3% of Motient’s issued and outstanding common stock. In 2004, Motient began raising capital through the sale of securities pursuant to various private placement transactions. After acquisition of these securities, the Highland Parties questioned the appropriateness of certain actions regarding the last of these private placement transactions being taken by the board of directors of Motient and raised concerns to the board of directors of Motient. The Highland Parties believe that more than $70 million of value was diverted from Motient to insiders and related entities. The Highland Parties believed that litigation, and reporting these matters to the SEC, was the only way to drive certain individuals and members of the board of directors away from Motient and to prevent further diversion of value that was contemplated in a roll-up transaction.
     After these concerns went unaddressed, Highland Legacy Limited, one of the Highland Parties, commenced a derivate action against Motient and certain individuals and entities related to these concerns. Additionally, certain Highland Parties commenced a lawsuit seeking a rescission of the April 2005 private placement transaction through which they had purchased Motient securities. Despite the lawsuits and the continued efforts of the Highland Parties and Mr. Dondero to highlight actions that were inconsistent with the fiduciary duties owed by the board of directors and management to Motient, including the duties of care, loyalty, utmost good faith and fair dealing, the actions remained unrectified and the management continued to act in a manner that the Highland Parties felt was detrimental to all of the stockholders of Motient. Following extensive efforts by Highland Capital, Motient in late 2005 aborted its plans to pursue what Highland Capital believed to be a conflicted transaction and in 2006 replaced the entire board of directors and management of Motient in the face of a proxy contest led by Highland Capital.
     The Highland Parties at all times acted in what they believed to be the best interests of Motient and all of its stockholders. The Highland Parties and Highland Capital are committed to maximizing their investors’ interest in every company in which Highland Capital or its affiliates or related entities invest. Highland Capital does not feel that the Motient matter should in any way impact your consideration of the Proposal. Again, the Proposal is reflective of Highland Capital’s desire to promote transactions which are in the best interests of all stakeholders.
     Lawsuits Mentioned by Motient
     Your counsel noted that Highland Capital appears to have been involved in numerous lawsuits. As you know, Highland Capital is an SEC-registered investment adviser specializing in credit, alternative investing and equity investments. Highland Capital currently manages approximately $35 billion (over 2000 individual investments) in leveraged loans, high yield bonds, structured products, distressed assets, equity investments and other assets for banks, insurance companies, pension plans, foundations, and endowments. The vast majority of these investments are in the form of senior secured debt of U.S.-based companies. Over the years, many of the debt issuers in which Highland Capital and its affiliates have invested have filed for bankruptcy and Highland Capital, and its affiliates, like other similarly structured distressed investment managers, have simply sought to protect their interests (and others who are similarly situated) through the U.S. bankruptcy system and through court proceedings. This is common practice for like-minded distressed managers and investors. Of the 53 suits noted in the past Motient correspondence, the vast majority relate to bankruptcy-related proceedings arising from Highland Capital’s normal distressed investment-related activities. Highland Capital views these actions as evidence of its resolve to maximize value for investors when faced with bankrupt issuers. The remaining actions involved matters that Highland Capital believes arose in the ordinary course of its business, including (i) personnel issues at Highland Capital, (ii) trading disputes with brokerage firms and (iii) miscellaneous vendor disputes. Given our thirteen plus years of operation, our over $35 billion in assets under management, Highland Capital views its involvement in these 53 lawsuits as inconsequential and unremarkable.
     We believe the fact that Highland Capital is a party to various proceedings demonstrates its commitment to its investors and the companies in which it invests, along with its desire to maximize investment returns. These are all goals that are synonymous with what Delphi and its Board of Directors are attempting to achieve for stockholders.
     We are available at any time to meet with the Board or representatives of the Board regarding this Commitment and look forward to the opportunity to address any additional questions or concerns you might have.

Very truly yours, HIGHLAND CAPITAL MANAGEMENT, L.P.
By:	/s/ James D. Dondero
Name:	James D. Dondero
Title:	President

cc:	Mr. Robert “Steve” Miller, Chairman Mr. Rodney O’Neal, President and Chief Executive Officer Mr. John Sheehan, Chief Restructuring Officer